[redacted]

14005026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/11/13

January 23, 2014

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-23-14

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 11, 2013

Dear Mr. Mueller:

This is in response to your letter dated December 11, 2013 concerning the shareholder proposal submitted to GE by Martin Harangozo. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Martin Harangozo
*** FISMA & OMB Memorandum M-07-16 ***

January 23, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: General Electric Company
Incoming letter dated December 11, 2013

The proposal and submission request that the board take the necessary steps to provide for cumulative voting in the election of directors.

There appears to be some basis for your view that the proponent's submission for GE's annual meetings for the years 2015 through 2063 does not constitute a proposal under rule 14a-8(a). In our view, however, the proponent has submitted a proposal for GE's 2014 annual meeting. Accordingly, we do not believe that GE may omit the proposal from its proxy materials for its 2014 annual meeting in reliance on rule 14a-8(a).

We are unable to concur in your view that GE may exclude the entire proposal under rule 14a-8(i)(3). There appears to be some basis for your view, however, that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the entire discussion that begins with the heading "Whereas" and ends immediately before "RESOLVED" may be excluded under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if GE omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 32016-00092

December 11, 2013

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner "Proposal" of Martin Harangozo
Securities Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2014 Annual Meeting of Shareowners (collectively, the "2014 Proxy Materials"), as well as its proxy materials for its Annual Meetings of Shareowners for the years 2015 through 2063 (the "2015-2063 Proxy Materials"), a purported shareowner proposal (the "Submission") received from Martin Harangozo (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2014 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Submission, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BACKGROUND

As outlined below, the Proponent has attempted to submit the Submission for each of the Company's next 50 shareowners' meetings.

- The Proponent submitted an initial proposal for inclusion in the Company's 2014 Proxy Materials (the "Initial Proposal") in a letter that was first received via an email dated January 10, 2013 and was in response to the Company's no-action request to exclude a proposal from the Company's 2013 proxy materials.[1] The Initial Proposal urged the Company's Board of Directors "to take the necessary steps to nominate at least two candidates for each open board position." *See* Exhibit A.

- On January 17, 2013, the Company sent via overnight mail a deficiency notice to the Proponent (the "First Deficiency Notice"). The First Deficiency Notice informed the Proponent that the Initial Proposal violated Rule 14a-8(b) because the Proponent had not provided an adequate statement of his intent to hold the Company's securities through its 2014 Annual Meeting of Shareowners. *See* Exhibit B.

- In an email dated January 22, 2013, the Proponent stated that he "will hold [his] shares held with the [C]ompany at least until the 2014 shareholder meeting concludes." *See* Exhibit C.

- In an email dated March 20, 2013, the Proponent withdrew the Initial Proposal and submitted the Submission for inclusion in the Company's 2014 Proxy Materials. The Submission consists of the word "Whereas" followed by nine indented paragraphs that, as discussed below, cover myriad topics (including avoiding debt and "[g]lobally indexing retained earnings"); one paragraph

---

[1] The Proponent is a former employee of the Company who is engaged in an alternative dispute resolution proceeding with the Company. The Company does not take issue with the Proponent's use of the Company's alternative dispute resolution ("ADR") process, and this no-action request is not intended to dissuade him from utilizing the ADR process. See also the no-action request submitted on behalf of the Company on December 11, 2013 regarding the shareowner proposals submitted by Robert Fredrich and Neal Renn.

beginning with the word "RESOLVED" and requesting a cumulative voting right; and four paragraphs labeled "REASONS." *See* Exhibit D.

- In an email dated July 30, 2013, the Proponent added: "I would also like to submit my cumulative voting proposal (2014) . . . for the years 2015 through 2063." *See* Exhibit E.

- On August 9, 2013, the Company sent via overnight mail a second deficiency notice to the Proponent (the "Second Deficiency Notice"). The Second Deficiency Notice informed the Proponent that the Submission violated Rule 14a-8(a) and Rule 14a-8(c) because it was not presented for a particular shareowners' meeting. Accordingly, the Second Deficiency Notice requested the Proponent to "indicate the particular shareowners' meeting for which you are submitting the [Submission] (for example, is the [Submission] submitted for the 2014 Annual Meeting of Shareowners, or for the annual meeting occurring in one of the subsequent years), and withdraw the [Submission] as to the shareowner meetings occurring in the other years addressed in your submissions." *See* Exhibit F.

- In an email dated August 24, 2013, the Proponent declined to remedy the deficiencies noted in the Second Deficiency Notice and instead reaffirmed that the Submission was intended for publication in the Company's proxy materials "for the year 2014, and 2015 to 2063." He further stated that he would "withdraw the 2015 to 2063 proposals" "[i]f and only if the [S]taff" requires him to do so "to save the life of the 2014 proposal." *See* Exhibit G.

- On September 19, 2013, the Company sent via overnight mail a third letter to the Proponent, providing him with another opportunity to "submit the [Submission] as to 'a particular shareholders meeting' and withdraw it as to the future multiple shareowner meetings referenced," even though the Proponent had not responded to the Second Deficiency Notice within the permitted time. *See* Exhibit H.

- In an email dated November 12, 2013, the Proponent again confirmed his intention that the Submission be included in the Company's 2014 Proxy Materials and 2015-2063 Proxy Materials. *See* Exhibit I.[2]

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Submission properly may be excluded from the 2014 Proxy Materials and from the 2015-2063 Proxy Materials pursuant to:

- Rule 14a-8(a) because the Submission is not a proper "proposal" due to the Proponent's request to submit it for 50 shareowners' meetings; and
- Rule 14a-8(i)(3) because the Submission is unclear, vague and indefinite in violation of the proxy rules.

ANALYSIS

I. The Submission May Be Excluded Under Rule 14a-8(a) Because It Is Not A Proper "Proposal" For Shareowner Action.

Rule 14a-8(a) defines a shareowner proposal as a shareowner's "recommendation or requirement that the company and/or its board of directors take action, which [the shareowner] intend[s] to present at *a meeting* of the company's shareholders" (emphasis added). The Submission is not a "proposal" under this definition because the Proponent has expressed an intent to submit it not for "a meeting" but, rather, for 50 shareowners' meetings in the future.

The Staff consistently has concurred in the exclusion of shareowner proposals that have failed to comply with various aspects of the standard for what constitutes a valid shareowner proposal under Rule 14a-8(a). For example, in *Sensar Corp.* (avail. Apr. 23, 2001), the Staff concurred that a submission seeking to allow a shareowner vote to express shareowner displeasure over the terms of stock options granted to management, the board of directors and certain consultants could be omitted under Rule 14a-8(a) because it did not recommend or require any action by the company or its board of directors. *See also Longs Drug Stores*

---

[2] The Company and Proponent also exchanged additional correspondence that does not relate to the bases for relief asserted in this no-action request. That correspondence is attached as Exhibit J.

Corp. (avail. Jan. 23, 2008) (concurring that a submission was excludable under Rule 14a-8(a) where a shareowner submitted a letter to be discussed at the annual shareowners meeting but did not recommend or require any action by the company or its board of directors); *CSX Corp.* (avail. Feb. 1, 1999) (concurring that a submission was excludable under Rule 14a-8(a) where a shareowner submitted three poems for consideration but did not recommend or require any action by the company or its board of directors). As with the proposals in *Sensar*, *Longs Drug Stores* and *CSX*, which failed to satisfy the standard in Rule 14a-8(a) that a submission recommend or require a company or board to "take action," the Submission similarly fails to comply with the requirement of Rule 14a-8(a) that a proposal relate to a matter that the shareowner "intend[s] to present at *a meeting* of the company's shareholders" (emphasis added). Thus, under the clear language of Rule 14a-8(a), the Submission does not constitute a proper shareowner proposal.

An analysis of Rule 14a-8's history confirms that a shareowner's submission satisfies the definition of a "proposal" only if it is submitted for one shareowners' meeting. Prior to 1998, the rule permitted, using language that is slightly more explicit than the rule's current language, a shareowner to "present a proposal for action at *a forthcoming meeting* of the registrant's security holders." 17 CFR 240.14a-8(a) (Apr. 1, 1997) (emphasis added). Merriam-Webster's Dictionary defines "forthcoming" as "being about to appear or to be produced or made available," and lists synonyms such as "imminent," "impending," "proximate" and "upcoming." Consistent with this definition, the Staff repeatedly has used the term "forthcoming meeting" to refer to a company's *next* annual meeting. For example in *Arden-Mayfair, Inc.* (avail. May 31, 1978), the proponent stated its intent to present a proposal "at the next meeting of shareholders." In its response letter to the company's no-action request, the Staff referred to this meeting as "the forthcoming meeting of security holders scheduled to be held on July 31, 1978." *See also Occidental Petroleum Corp.* (avail. Apr. 15, 1976); *Long Island Lighting Co.* (avail. Mar. 9, 1976); *GAF Corp.* (avail. Mar. 8, 1976); *North Carolina Public Interest Research Group* (avail. Feb. 2, 1976); *Hercules Inc.* (avail. Jan. 30, 1974) (In each, the Staff referred to the company's next annual meeting of shareowners as its "forthcoming meeting.").

The Commission's removal of the word "forthcoming" from the rule in 1998 was not intended to change the rule's meaning and certainly was not intended to allow the radical departure from Rule 14a-8 practice that the Proponent attempts here. The primary purpose of the 1998 amendments to the rule was to "recast [R]ule 14a-8 into a more plain-English Question & Answer format." Release No. 34-40018 (May 21, 1998) (the "1998 Adopting Release"). In the 1998 Adopting Release, the Commission stated that "[u]nless specifically indicated otherwise, none of these revisions are intended to signal a change in our current interpretations." The 1998 Adopting Release does not discuss "forthcoming meeting," and therefore, the deletion of this phrase from Rule 14a-8(a) did not remove its core meaning—

that shareowners are only permitted to submit a proposal for one shareowners' meeting at a time, and more specifically, for the company's *next* shareowners' meeting.

The language and operation of Rule 14a-8 is structured around proposals being submitted only for the forthcoming meeting of shareowners. This is reflected in the language and history of Rule 14a-8(a), as discussed above, and in other aspects of Rule 14a-8:

- Rule 14a-8(b) requires a shareowner to "have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal." In Staff Legal Bulletin No. 14F (Oct. 18, 2011) ("SLB 14F"), the Staff clarified that a shareowner "must prove ownership as of the date the original proposal is submitted" and that the Staff "do[es] not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal." We do not believe that the Staff intended SLB 14F to allow a proponent to reserve his or her place on a company's proxy materials for a shareowners' meeting that is years away and, furthermore, to be entitled freely to revise the proposal (potentially several times) until the shareowner proposal deadline corresponding to that meeting, with no requirement to demonstrate his or her share ownership after the initial proposal submission.

- Rule 14a-8(b) also requires a shareowner proponent to provide a "written statement that [the proponent] intend[s] to continue to hold the securities through the date of the meeting of shareholders." In contrast to the proof of ownership standards applicable to the one-year period prior to submission of a proposal, this representation is intended to address only the brief period between the proposal's submission and the annual meeting at which the proposal is voted upon. In contrast, the Proponent's approach here would require that proof of ownership be demonstrated only a single time, and for decades thereafter relegate the Company to reliance on the Proponent's statement of intent to hold the Company's securities.

- Rule 14a-8(c) states that "[e]ach shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." The reference to "a particular shareholders' meeting" in Rule 14a-8(c) again demonstrates that shareowners may only submit a proposal for one shareowners' meeting at a time. With respect to the proposal limit in Rule 14a-8(c), the Commission explained in Release No. 34-12999 (Nov. 22, 1976) that:

> [I]n recent years several proponents have exceeded the bounds of reasonableness either by submitting excessive numbers of proposals to issuers or by submitting proposals that are extreme in their length. Such practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents.

Even though the Proponent has submitted only one Submission, his request that it be included in the Company's 2015-2063 Proxy Materials in addition to the 2014 Proxy Materials "exceed[s] the bounds of reasonableness."

- Rule 14a-8(e) instructs that "[i]f you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement." Rule 14a-8(e) also notes that the "proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." This language again reaffirms that the rules contemplate a proposal being submitted for only a single meeting.

- Rule 14a-8(i)(11) permits a company to exclude a proposal from its proxy materials if "the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." If the Staff were to honor the Proponent's request, the application of Rule 14a-8(i)(11) would preempt other shareowners from submitting proposals that would, under the Commission's and Staff's standards, "substantially duplicate[]" the Submission for the next 50 years. The Proponent even acknowledges this effect in his July 30, 2013 email, in which he asks the Company to "confirm that I am also first in line for cumulative voting for the years 2015 to 2063." *See* Exhibit E. This again highlights that the Proponent's Submission "exceed[s] the bounds of reasonableness." *See* Release No. 34-12999 (Nov. 22, 1976).

Thus, pursuant to Rule 14a-8(a), the Proponent was entitled to submit his Submission only for the Company's 2014 Proxy Materials. His request to submit it not only for 2014 but also for 49 additional years, 2015 through 2063, is a violation of the Rule 14a-8(a) definition of a "proposal" and of the predecessor rule's explicit instruction that shareowners may submit a proposal at "a forthcoming meeting." Although the Company was not required to provide the Proponent an opportunity to cure this defect, *see, e.g.*, *Longs Drug Stores Corp.* (avail.

Jan. 23, 2008) (concurring in the exclusion of a submission under Rule 14a-8(a) where the company did not send the proponent a deficiency notice) and *Sensar Corp.* (avail. Apr. 23, 2001) (same), the Company provided the Proponent with two such opportunities. *See* Exhibits F and H; *cf. The Boeing Co.* (avail. Jan. 19, 2012) (concurring in the exclusion of a proposal where the proponent's response to a deficiency notice did not satisfy the requirements of Rule 14a-8(b) and the company did not send a second deficiency notice). Notwithstanding both of these opportunities, the Proponent failed to narrow his Submission to one shareowners' meeting. As a result, the Proponent's Submission is not a proper "proposal" under Rule 14a-8(a), and it therefore is properly excludable from the Company's 2014 Proxy Materials and 2015-2063 Proxy Materials.

II. The Submission May Be Excluded Under Rule 14a-8(i)(3) Because The Submission Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-5(a), which requires information in a proxy statement to be clearly presented, and Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. While the Staff did not concur that the Company could under Rule 14a-8(i)(3) exclude a proposal on a different topic that the Proponent submitted for consideration at the Company's 2013 Annual Meeting of Shareowners, which included a substantially similar "Whereas" section as the Submission (the "Prior Submission," attached hereto as Exhibit K), we believe the additional factors discussed below demonstrate that the "Whereas" paragraphs of the Submission are so unclear, vague and indefinite as to render the Submission misleading and, therefore, excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and are therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). Noting that "rule 14a-8(i)(3), unlike the other bases for exclusion under rule 14a-8, refers explicitly to the supporting statement as well as the proposal as a whole," the Staff has observed that "this objection [that a proposal 'is so inherently vague or indefinite'] also may be appropriate where the proposal and the supporting statement, when read together, have the same result." *Id.*; *see New York City Employees' Retirement System v. Brunswick Corp.*, 789 F. Supp. 144, 146 (S.D.N.Y. 1992) (proposal "lacks the clarity required of a proper shareholder proposal"; "Shareholders are entitled to know precisely the breadth of the proposal on which they are asked to vote"); *Dyer v. SEC*, 287 F.2d 773, 781

(8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

Moreover, the Staff on numerous occasions has concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion under Rule 14a-8(i)(3) where the supporting statement and the proposal were inconsistent or unrelated. *See Limited Brands Inc.* (avail. Feb. 29, 2012) (concurring with the exclusion of a proposal purporting to ban accelerated vesting, but in fact providing for accelerated vesting in certain circumstances); *SunTrust Banks, Inc.* (avail. Dec. 31, 2008) (concurring with the exclusion of a proposal purporting to be limited for a specified time, but in fact containing no such limitation); *Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring with the exclusion of a proposal seeking a shareowner vote to "ratify and approve the board Compensation Committee Report and the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis" when the supporting statement described the proposed shareowner vote as covering "whether the company's policies and decisions on compensation have been adequately explained and whether they are in the best interest of shareholders"); *The Ryland Group, Inc.* (avail. Feb. 7, 2008) (same).

As with the precedent cited above, the "Resolved" paragraph of the Submission is not logically consistent with or related to the preceding "Whereas" paragraphs. In those paragraphs, the Proponent touches on subjects as diverse as: the value of a dollar with compound interest over approximately two thousand years; the number of starving children; the term of benefits provided to civil war pensioners; the failure of Kongo Gumi, twenty-nine of the "[t]hirty original Dow companies" and Bethlehem Steel; the loss of health benefits for treating a lung disease; the stock performance of debt-free companies; the benefits of globally indexing retained earnings; and a characterization of supporting statements. The Submission specifically mentions the Company several times, stating that "[c]ontributions keep General Electric pension fund solvent," referring to "General Electric [being] loaded with debt," addressing the Company's share price return over an eleven-year period, proposing that "[g]lobally indexing retained earnings . . . has more fiduciary responsibility then [*sic*] trading General Electric losing billions," and stating that "[s]hareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average, even better, the very handsome debt free performance, avoid Bethlehem Steel's demise, perpetually grow." In the midst of several references to debt-free companies, the Proponent proposes that "[d]ebt free indexing will Control Poke Yoke [*sic*] General Electric benefiting pensioners, shareholders, employees, suppliers, governments, the world." The Submission then abruptly requests "the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors."

As a result of the rambling and disjointed nature of the Submission, shareowners would not know the exact nature of the action or actions they are being asked to vote on. As noted above, the Staff has previously considered a proposal submitted by the Proponent that consisted of substantially the same "Whereas" paragraphs and then stated, "This proposal recommends the proxy features at minimum two candidates for each available board seat."[3] In the context of addressing that proposal, the Proponent stated to the Staff:

> In addition, the staff has consistently supported this proposal when the proponent makes statements that are not subject material for a shareholder proposal, but state a position that is desirable, then state the proposal (Naylor GE 2003). While the statements followed by the proposal are different than the proposal itself, the proposal offers some progress to the desired position mentioned in the statement regardless how infinitesimally small the progress.[4]

While the Proponent thus asserts that the "Whereas" paragraphs are relevant to consideration of the topic he proposed, we respectfully believe that any such connection is not evident to the typical reader, and that there is a real risk of shareowners being misled or confused by the disclosures.

In this respect, the confusing and vague nature of the Proponent's Submission is confirmed by the reactions of shareowners and a proxy advisory firm to the Prior Submission, which, as noted above, is identical to large portions of the Submission. After the Company filed its proxy materials for the 2013 Annual Meeting of Shareowners, which included the Prior Submission, a shareowner wrote to the Company that the Prior Submission was not a proposal, and suggesting that the Prior Submission had an error. Specifically, the shareowner sent the following message to the Company's investor relations department: "The online version of the Proxy Statement for the upcoming annual meeting seems to have an omission on p. 49. In Shareholder Proposal No. 6 [the Prior Submission], there is no 'Resolved that . . .' although there are a host of 'Whereas . . .' statements. The problem for the stockholder is that the proposal to be voted on has not been stated. Please clarify and reply as soon as possible. Thank you." Similarly, Glass Lewis & Co., one of the leading proxy advisory firms, reported that it did not understand any connection between the "Whereas" paragraphs in the Prior Submission. Glass Lewis typically sets forth in its

---

3 *See General Electric Co. (Harangozo)* (avail. Jan. 30, 2013, *recon. denied* Mar. 4, 2013).

4 Undated correspondence transmitted to the Staff via an email dated December 21, 2012, available at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/martinharangozorecon030413-14a8.pdf.

advisory reports a several bullet point summary of the "Proponent's Perspective" with respect to shareowner proposals included in a company's proxy statement. However, with respect to the Prior Submission, under the "Proponent's Perspective" heading of the Glass Lewis report, Glass Lewis stated only, "The proponent's perspective is unclear." When both individual investors and a sophisticated proxy advisory firm cannot understand and are confused by a shareowner's submission, Rule 14a-9 and Rule 14a-8(i)(3) are clearly implicated. These sentiments were echoed by representatives of some of the Company's largest institutional investors during the course of its shareowner engagement after the proxy materials for the 2013 Annual Meeting of Shareowners were filed, including one who stated, "I have an English literature degree but I have no idea what [the Prior Submission] means."

We believe that the Submission and its "Whereas" paragraphs do not satisfy the standard that the Staff applies for relevancy and clarity in proxy statement disclosures. While we recognize that the Proponent, and not the Company, is responsible for the content of the Submission, including its supporting statement, that does not alter the fact that the express language of Rule 14a-8(i)(3) states that a proposal or supporting statement may be excluded if contrary to Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff has in the past issued comments on proxy statement disclosures by shareowners where the relevance of the disclosures is not clear. For example, in a proxy contest at Alaska Air Group, Inc., shareowners filed preliminary proxy materials on February 11 and 18, 2009, which described certain matters to be voted upon, including their shareowner proposals, and then concluded each section with an advisory to visit a certain website for further information. After reviewing the proxy materials, the Staff issued a comment letter to the shareowners, informing them that "referring shareholders to a Web site which contains much information not relevant to the solicitation without a more specific reference is not helpful to direct them to the specific information relevant to the applicable proposal or other matter to be voted upon." Similarly, in a proxy contest at Competitive Technologies, Inc., shareowners filed a preliminary proxy statement on December 8, 2006, in which they advocated the replacement of the company's board of directors and discussed, among other topics, technology licensing fees involving other companies. After reviewing the proxy statement, the Staff issued a comment letter to the shareowners, stating that "[t]he relevance of mentioning the licensing fees paid/received by [the other companies] to Competitive Technologies' specific operations and the Committee's plans for the company if its nominees are elected is unclear. Please either remove these references or explain in greater detail their relevance . . . ."

This is the same standard that the Staff applies to registrants. For example, in reviewing a Proxy Statement on Schedule 14A filed by Grubb and Ellis Realty Advisors, Inc. on June 18, 2006, the Staff instructed the company to explain references to information that did not appear relevant, stating that "[i]t is not clear from the disclosure here how the merger agreement among GBE, NNN Realty Advisors and B/C Realty Advisors is relevant to you. Please revise to clarify here why you have included that disclosure." The Staff also informed the company that "[i]t is not clear why the financial disclosure of GBE is relevant to the present transaction. Please revise to clarify." Consistent with its comments, such as those above, regarding proxy materials containing information not connected to matters to be voted upon, the Staff should permit the Company to exclude the Submission from the 2014 Proxy Materials and the 2015-2063 Proxy Materials unless the Proponent revises the Submission to eliminate the various extraneous, irrelevant statements in the "Whereas" paragraphs that bear no discernible relationship to the "Resolved" paragraph.

Finally, it is important to note that the "Whereas" paragraphs are recycled, almost verbatim, from the Prior Submission. However, at the end of the "Whereas" paragraphs, the Prior Submission requested that the Board offer at least two director candidates for each open Board seat, while this Submission's "Resolved" paragraph requests that the Board implement cumulative voting, an entirely different topic. In the Prior Submission, one "Whereas" paragraph noted that "[h]istory again teaches greatest economies result from leaders earning responsibility via election choices not entitled appointments.... Clearly presidential elections where citizens vote for, against, or abstain only for the incumbent would lack purpose." These statements could be construed as supporting the Prior Submission's request that shareowners be offered at least two candidates in director elections. In contrast, the Submission's "Whereas" paragraphs provide no language that relates to cumulative voting. Thus, consistent with *Limited Brands*, *SunTrust Banks*, *Jefferies Group* and *The Ryland Group*, the vagueness and lack of coherence between the "Whereas" paragraphs and the "Resolved" paragraph renders the Proponent's entire Submission inherently misleading and excludable.

For the reasons addressed above, we request that the Staff concur in our view that the Submission is not a proper "proposal" under Rule 14a-8(a) and that it therefore may be omitted from the 2014 Proxy Materials and from the 2015-2063 Proxy Materials. Alternatively, we request that the Staff concur in our view that the entire Submission may be omitted from the 2014 Proxy Materials and from the 2015-2063 Proxy Materials pursuant to Rule 14a-8(i)(3).

CONCLUSION

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori

GIBSON DUNN

Zyskowski, the Company's Executive Counsel, Corporate, Securities and Finance, at (203) 373-2227.

Sincerely,

Ronald O. Mueller /DAI

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
Martin Harangozo

101592454.17

EXHIBIT A

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 10, 2013 12:46 PM
To: Mueller, Ronald O.
Subject: Fw: GEHarangozotoSEC

----- Forwarded Message -----
From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, December 21, 2012 9:38 AM
Subject: Fw: GEHarangozotoSEC

----- Forwarded Message -----
From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
To: "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "rmueller@gibsondunn.com" <rmueller@gibsondunn.com>
Sent: Friday, December 21, 2012 9:37 AM
Subject: GEHarangozotoSEC

Ladies and Gentlemen;

Please find my response to the no-action request submitted by GE.

Thanks

-Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re General Electric Company
Shareholder proposal of Martin Harangozo

cc: Lori Zyskowski, General Electric Company
Ronald Mueller, Gibson Dunn

Ladies and Gentlemen;

This letter is to inform you that Martin Harangozo (the "proponent") finds that the General Electric Company must include in its proxy statement and form of proxy for its 2013 Annual Meeting of Shareowners the proposal received from the proponent.

THE PROPOSAL

"This proposal recommends the proxy features at minimum two candidates for each available board seat." (the "proposal")

BASIS FOR INCLUSION

This proposal is clear definite and consistent with proxy rules. This proposal has been consistently supported by the staff of the Division of Corporation Finance (the "Staff").

ANALYSIS

This proposal is clear definite and consistent with proxy rules and has been consistently supported by the staff.

The staff has consistently supported this popular proposal from multiple proponents at numerous companies for many years (See Bartlett Naylor in GE 2000, 2001, 2003, Berkshire Hathaway 2001, Bank of America 2003, JP Morgan Chase 2002, Campbell Soup 2001, See also Richard A Dee JP Morgan Chase 2001 to name a few).

In addition, the staff has consistently supported this proposal when the proponent makes statements that are not subject material for a shareholder proposal, but state a position that is desirable, then state the proposal (Naylor GE 2003). While the statements followed by the proposal are different than the proposal itself, the proposal offers some progress to the desired position mentioned in the statement regardless how infinitesimally small the progress. Again in (Naylor GE 2003), there is distance between shareholders selecting candidates ,mentioned in the statements and the proxy featuring at least two candidates for each open board position. The staff however supported this proposal. The proposal itself was consistently subject matter for a shareholder recommendation.

The proposal seeks to increase shareholder influence in oversight by having the final decision regarding electing directors. Oversight is a broad matter and therefore the supporting statements touch on a broad range of topics that share historical perspective opportunity, responsibility, and dangerous pitfalls. Broad topics made to fit in the five hundred work envelope of the proposal rules guide the statements in the format presented. Again, the supporting statements for the instant proposal encourage freshened oversight, a critical element of concern to shareholders.

Multiple candidates for election are routine during presidential elections. This is not vague or misleading, but commonplace for spirited competition and well understood by the public. This could lead to candidates offering their individual leadership preference that could include management practices regarding debt, retained earnings, and their merit. Such choice permits the shareholder a broadened contribution to the company. For shareholders to be afforded the opportunity to vote for, against, or abstain, only for a single candidate severely limits the shareholder in this so called election.

The words "This proposal" provides clear delineation as to where the broad statements found under "whereas" end and where proposal begins. In addition, the

supporting statements make clear that ordinary business is not the objective of the proposal but oversight in light of opportunities, harnessing mechanisms, responsibility and dangerous pitfalls.
Directors are clearly illustrated in the proxy material. Featuring multiple candidates in the proxy is clear that these candidates are to be featured in the proxy material as is currently done with single candidates.

Explaining the opportunity to improve the lack of purpose that would exist in presidential elections that featured only an incumbent candidate illustrates clearly that the directors that are elected should be elected from least two choices for each candidate. In this context any director that receives election is a director occupying a seat that should have multiple candidates to choose from. This makes the word "available" clear and does not contain the vagueness mentioned by the company.

The company invites shareholders to attend and participate in the shareholder process. Indeed the proponent has properly spoken from a standing position during the discussion portion of the 2012 shareholder meeting. The discussion portion of the shareholder meeting was not limited only to matters permitted for shareholder proposals. The proponents mention of debt free indexing while possibly ordinary business and therefore the business of the shareholders from an ownership concern should not be construed to imply that the written proposal is different than that written or encompasses only the specific possibly ordinary business of debt free indexing mentioned in my discussion. These are two separate events where the discussion clearly does not govern the wording or meaning of the proposal. The proposal that raises a consistently supported practice of multiple board options for election stands on its own independent of the discussion mentioned by the company.
In fact, in the 1998 shareholder meeting held in Cincinatti Ohio the proponent was asked by the then chairman and CEO Jack Welch to provide his comments to the media. Welch did not call into detailed question each word used. These comments were aired on the evening news in Louisville, KY. GE executives as Richard Burke encouraged people they influenced to become and grow their position as shareholders, contributing to the price bubble. Taken together, GE executives influencing people to become shareholders, speaking to the media, then use shareholder participation to resist a shareholder recommendation properly submitted is a form of "taxation without representation".

The proponent humbly recognizes the jurisdiction of the staff.

Should the staff find that the proposal "This proposal recommends the proxy features at minimum two candidates for each available board seat" to materially contain any of the defects the company mentions as a basis for exclusion, the proponents simply requests that the staff remove them or revise them. This is consistent with the practice of the staff where the staff provides recommendations to cure proposals when the defects in the recommendations are relatively minor. If this popular proposal should have any defects, it should be easy to cure this proposal as this proposal has appeared numerously in the past even with varying supporting statements.

For example if the proposal "This proposal recommends the proxy features at minimum two candidates for each available board seat" requires further delineation from the supporting statements and the word "this" if replaced by "my" cures the proposal, the proponent requests that the staff make or permit this minor change to cure the proposal that would remain substantially the same yet offer the delineation that the company seeks for clarity.

In addition, if the proposal "This proposal recommends the proxy features at minimum two candidates for each available board seat" requires further clarification regarding the word "proxy" or "available", the proposal may be replaced by a substantially similar proposal worded exactly as the one that the staff has consistently supported using the wording

"The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position"

Furthermore, if all the words preceding the recommendation are eliminated so that the proposal survives, the proponent still wishes to proceed.

In the possible situation, where all the words are eliminated to bring the proposal to a survival status, the proponent requests permission to use the words supporting the proposal and the proposal that the staff has almost entirely supported previously. This substantially similar proposal with different support statements are included below in footnote (1).

Finally, should the staff find that the proposal is both defective, and cannot be cured for the 2013 shareholder meeting, the proponent requests that the proposal worded in footnote (1) previously supported almost entirely word for word by the staff be included in the GE proxy materials for presentation at the GE 2014 shareholder meeting. The proponent (I) will hold my sufficient shares (provided that the stock does not fall below $0.11 per share) currently held with the company at minimum until the GE 2014 shareholder meeting concludes.

In conclusion, this proposal is clear and had received tremendous support. It should be on the proxy card for voting. The proponent is infinitely flexible in all matters and will cooperate fully with the staff to make this proposal a success.

(1)

Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position.

Supporting Statement: Although our company's board declares its appreciation for the importance of qualified people overseeing management, I believe

That the process for electing directors can be improved.

In the typical board election, shareholders have one choice: the candidate nominated by company.

Indeed, it is management that essentially selects the board candidates, a dangerous conflict given that directors serve as shareholders' agents to oversee management. As policy makers work to address the problem of corporate accountability highlighted by the Enron, WorldCom and other disgraces, improved board elections may be the best single reform.

The proposal before you may not be the optimal solution. Some critics note this resolution still allows the board instead of shareholders to nominate the two candidates. However, SEC staff interpretations say resolutions that call for the ability of shareholders to nominate candidates whose names would appear on the ballot alongside board nominated candidates cannot even appear on the proxy ballot under l4a-8 rules.

I believe this resolution calling for the board to nominate two candidates still represents progress. The point is to remove the 'final' decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

"Corporations have argued that this resolution would discourage some candidates from running in the first place. But I believe our board should not be made of those intolerant of competition.

"Our board may argue that it recruits the best candidates, and that to recruit a 'second best' would violate a fiduciary duty to such excellence. While such a claim may be debated, the board could avoid this by placing into nomination a shareholder-nominated candidate for the second slot.

"Finally, any company that adopted such an open election could truly boast that its directors were accountable to shareholders, and not beholden to management."

GIBSON DUNN

EXHIBIT B

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

January 17, 2013

VIA OVERNIGHT MAIL
Mr. Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Harangozo:

I am writing on behalf of General Electric Company (the "Company"), which received on January 10, 2013 your letter that was addressed to the Office of Chief Counsel of the Securities and Exchange Commission's Division of Corporation Finance. Your letter includes a revised shareowner proposal for consideration at the Company's 2013 Annual Meeting of Shareowners, and it also indicates an intent to submit the same revised proposal for consideration at the Company's 2014 Annual Meeting of Shareowners (the "2014 Proposal").

The 2014 Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention. Under Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, a shareowner must provide the company with a written statement that the proponent intends to continue to hold at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal through the date of the shareowners' meeting at which the proposal will be voted on by the shareowners. Your letter indicates that you will hold your shares in the Company until the Company's 2014 meeting "provided that the stock does not fall below $0.11 per share." This statement is insufficient because it is qualified by the condition that "the stock does not fall below $0.11 per share." To remedy this defect, you must submit a new, unqualified written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's 2014 Annual Meeting of Shareowners.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

Enclosures

EXHIBIT C

From: Martin Harangozo*** FISMA & OMB Memorandum M-07-16 ***
Date: January 22, 2013, 10:04:50 AM EST
To: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>, "brackett.denniston@ge.com" <brackett.denniston@ge.com>
Subject: Re: to Brackett Denniston (shareholder proposal 2014)
Reply-To: Martin Harangozo FISMA & OMB Memorandum M-07-16 ***

Lori,

I had received your letter regarding my 2014 proposal.

I will hold my shares held with the company at least until the 2014 shareholder meeting concludes.

Please confirm this e-mail and that I have met all of the procedural requirements for my 2014 proposal.

Many Thanks

-Martin Harangozo

GIBSON DUNN

EXHIBIT D

From: Martin Harangozo*** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, March 20, 2013 1:35 PM
To: brackett.denniston@ge.com; lori.zyskowski@ge.com; *** Shareholder Proposals - DC; Martin Harangozo
Subject: Re: Brackett Denniston (shareholder proposal Martin Harangozo 2014)

Mr. Denniston;
Below emails expressly, explicitly, proactively do not withdraw my 2013 proposal. My 2013 proposal stays on the proxy as currenly published.

Kind Regards

-Martin Harangozo

cc Lori Zyskowski
Gibson Dunn

From: Martin Harangozo*** FISMA & OMB Memorandum M-07-16 ***
To: "brackett.denniston@ge.com" <brackett.denniston@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "shareholderproposals@gibsondunn.com" <shareholderproposals@gibsondunn.com>
Sent: Wednesday, March 20, 2013 1:11 PM
Subject: Re: Brackett Denniston (shareholder proposal Martin Harangozo 2014)

Mr. Denniston
Please withdraw my previous 2014 proposal dated before the below proposal to make below proposal my only proposal.
Kindest Regards
Martin Harangozo

cc Lori Zyskowski
Gibson Dunn

From: Martin Harangozo*** FISMA & OMB Memorandum M-07-16 ***
To: Martin Harangozo*** FISMA & OMB Memorandum M-07-16 ***"brackett.denniston@ge.com" <brackett.denniston@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "shareholderproposals@gibsondunn.com" <shareholderproposals@gibsondunn.com>; "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Sent: Wednesday, March 20, 2013 1:06 PM
Subject: Brackett Denniston (shareholder proposal Martin Harangozo 2014)

Please forward to Mr. Brackett Denniston

Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

cc Lori Zyskowski
SEC
Gibson Dunn

Dear Mr. Denniston;

Please include the below 467 word shareholder proposal in the proxy for presentation at the General Electric 2014 shareholder meeting. A sufficient portion of my shares are held with the company to submit a shareholder proposal. Please confirm this. I will hold this portion at minimum until the 2014 shareholder meeting concludes.
In the spirit of ecomagination, I send this electronically instead of by paper mail. I also provide my identification details.

Kindest Regards

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Cumulative Voting

Whereas

One dollar growing seven point two percent during Christ crucifixion would become one with sixty zeros, three per century. Divided by ten billion people, each one has dollar with fifty zeros, much more than trillion times Warren Buffets wealth.

The market grew over ten percent, over hundred years. Yet five thousand children starve daily.

Civil war pensioners enjoyed pensions hundred years following war.

Contributions keep General Electric pension fund solvent. Can contributions continue hundred years? History provides concerns and answers.

Kongo Gumi thrived fourteen centuries, succumbed to debt, failed teaching earnings with debt kills mature companies. Thirty original Dow companies subtract one failed, experiencing, growth, below average

Pneumonoultramicroscopicsilicovolcanokoniosis, and pensions. Notwithstanding General Electric decade long nine one one excuses, Jeffrey Reeves teaches largest debt free companies grew two hundred thirty three percent in five years while the market declined three percent http://investorplace.com/2010/10/debt-free-companies-with-great-returns/. General Electric loaded with debt in two thousand proxy mentions hundred forty eight dollar stock producing trillion dollar valuation. Awe sugar! Stock falls below six losing half trillion. Protected dividends mostly vanish. Trillion dollar milestone is approached closest by debt free Apple. Supreme sustainability eliminates debt bolstering dividend integrity.

One dollar indexed September six two thousand one before General Electric succession becomes

Globally indexing retained earnings creates holding that systematically selects and culls companies solely on capitalization ensuring survivorship. This has more fiduciary responsibility then trading General Electric losing billions.

Debt free indexing will Control Poke Yoke General Electric benefiting pensioners, shareholders,

t

Shareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average, even better, the very handsome debt free performance, avoid Bethlehem Steel's demise, perpetually grow.

Supporting statements avoid recommending ordinary business rather highlight opportunity, harvesting mechanisms, responsibility, dangerous pitfalls begging freshened oversight regarding director elections.

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

"For 2012, the owners of shares representing approximately 26.3% of shares voting, voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

GIBSON DUNN

EXHIBIT E

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, July 30, 2013 2:28 PM
To: Zyskowski, Lori (GE, Corporate); Denniston, Brackett (GE, Corporate); Martin Harangozo
Subject: Martin Harangozo Cumulative Voting

Lori, Brackett,
I would also like to submit my cumulative voting proposal (2014) see below, for the years 2015 through 2063. This will take me to age 100 (I am embracing the GE health ahead initiative).
I will hold my shares until the closing of the meeting for those years.
Please confirm that I am also first in line for cumulative voting for the years 2015 to 2063 and that all procedures have been met for this proposal for these years.
Thanks
-Martin Harangozo

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, March 25, 2013 4:01 PM
Subject: RE: Multiple Canidate Voting results

Martin,

You are first in line for cumulative voting for 2014.

Lori

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, March 20, 2013 5:10 PM
To: Zyskowski, Lori (GE, Corporate)
Subject: Re: Multiple Canidate Voting results

Thank you.

Can you tell me if I am first in line for cumulative voting for 2014 (see below)? I assume Evelyn Davis retired for 2014 as well.

Kind regards

-Martin

From: "Zyskowski, Lori (GE, Corporate)" <Lori.Zyskowski@ge.com>
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, March 20, 2013 4:03 PM
Subject: RE: Multiple Canidate Voting results

Martin,

Here are the results that I was able to find. My records do not show any proposals from Mr. Naylor for 2000.

2001: 3.8% FOR, 96.2% AGAINST
2003: 4.8% FOR, 95.2% AGAINST

It will be interesting to see the difference, however, I wouldn't put too much weight on any difference, given the changes in the corporate governance environment and voting patterns since Sarbanes Oxley.

Lori

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, March 20, 2013 1:30 PM
To: Zyskowski, Lori (GE, Corporate); Martin Harangozo
Subject: Multiple Canidate Voting results

Ms Zyskowski;

You had mentioned that you can provide me with the voting success of Mr. Naylors proposals for the years 2000, 2001, 2003. Please be so kind and do so. I would like to calculate the impact of my touch.

Kind Regards.

-Martin Harangozo

----- Forwarded Message -----
From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Wednesday, March 20, 2013 1:12 PM
Subject: Fw: Brackett Denniston (shareholder proposal Martin Harangozo 2014)

----- Forwarded Message -----
From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
To: "brackett.denniston@ge.com" <brackett.denniston@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "shareholderproposals@gibsondunn.com" <shareholderproposals@gibsondunn.com>
Sent: Wednesday, March 20, 2013 1:11 PM
Subject: Re: Brackett Denniston (shareholder proposal Martin Harangozo 2014)

Mr. Denniston
Please withdraw my previous 2014 proposal dated before the below proposal to make below proposal my only proposal.
Kindest Regards
Martin Harangozo

cc Lori Zyskowski
Gibson Dunn

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 *** "brackett.denniston@ge.com" <brackett.denniston@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "shareholderproposals@gibsondunn.com" <shareholderproposals@gibsondunn.com>; "shareholderproposals@sec.gov" <shareholderproposals@sec.gov>
Sent: Wednesday, March 20, 2013 1:06 PM
Subject: Brackett Denniston (shareholder proposal Martin Harangozo 2014)

Please forward to Mr. Brackett Denniston

Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

cc Lori Zyskowski
SEC
Gibson Dunn

Dear Mr. Denniston;

Please include the below 467 word shareholder proposal in the proxy for presentation at the General Electric 2014 shareholder meeting. A sufficient portion of my shares are held with the company to submit a shareholder proposal. Please confirm this. I will hold this portion at minimum until the 2014 shareholder meeting concludes.
In the spirit of ecomagination, I send this electronically instead of by paper mail. I also provide my identification details.

Kindest Regards

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

Cumulative Voting

Whereas

One dollar growing seven point two percent during Christ crucifixion would become one with sixty zeros, three per century. Divided by ten billion people, each one has dollar with fifty zeros, much more than trillion times Warren Buffets wealth.

The market grew over ten percent, over hundred years. Yet five thousand children starve daily.

Civil war pensioners enjoyed pensions hundred years following war.

Contributions keep General Electric pension fund solvent. Can contributions continue hundred years? History provides concerns and answers.

Kongo Gumi thrived fourteen centuries, succumbed to debt, failed teaching earnings with debt kills mature companies. Thirty original Dow companies subtract one failed, experiencing, growth, below average growth, failure. During Bethlehem Steel bankruptcy, employees lost health benefits addressing Pneumonoultramicroscopicsilicovolcanokoniosis, and pensions. Notwithstanding General Electric decade long nine one one excuses, Jeffrey Reeves teaches largest debt free companies grew two hundred thirty three percent in five years while the market declined three percent http://investorplace.com/2010/10/debt-free-companies-with-great-returns/. General Electric loaded with debt in two thousand proxy mentions hundred forty eight dollar stock producing trillion dollar valuation. Awe sugar! Stock falls below six losing half trillion. Protected dividends mostly vanish. Trillion dollar milestone is approached closest by debt free Apple. Supreme sustainability eliminates debt bolstering dividend integrity.

One dollar indexed September six two thousand one before General Electric succession becomes dollar thirty eleven years later. With General Electric fifty three cents.

Globally indexing retained earnings creates holding that systematically selects and culls companies solely on capitalization ensuring survivorship. This has more fiduciary responsibility then trading General Electric losing billions.

Debt free indexing will Control Poke Yoke General Electric benefiting pensioners, shareholders, employees, suppliers, governments, the world.

Shareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average, even better, the very handsome debt free performance, avoid Bethlehem Steel's demise, perpetually grow.

Supporting statements avoid recommending ordinary business rather highlight opportunity, harvesting mechanisms, responsibility, dangerous pitfalls begging freshened oversight regarding director elections.

RESOLVED: "That the stockholders of General Electric, assembled in Annual Meeting in person and by proxy, hereby request the Board of Directors to take the necessary steps to provide for cumulative voting in the election of directors , which means each stockholder shall be entitled to as many votes as shall equal the number of shares he or she owns multiplied by the number of directors to be elected, and he or she may cast all of such votes for a single candidate, or any two or more of them as he or she may see fit."

REASONS: "Many states have mandatory cumulative voting, so do National Banks".

"In addition, many corporations have adopted cumulative voting."

"For 2012, the owners of shares representing approximately 26.3% of shares voting, voted FOR this proposal."

"If you AGREE, please mark your proxy FOR this resolution."

GIBSON DUNN

EXHIBIT F

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079
lori.zyskowski@ge.com

August 9, 2013

VIA OVERNIGHT MAIL
Mr. Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Harangozo:

I am writing on behalf of General Electric Company (the "Company"), which received on March 20, 2013, your shareowner proposal entitled "Cumulative Voting" (the "Proposal") for consideration at the Company's 2014 Annual Meeting of Shareowners. On July 30, 2013, you indicated that you "would also like to submit [the] cumulative voting proposal (2014) . . . for the years 2015 through 2063."

It is unclear from your March 20, 2013 and July 30, 2013 submissions whether you intend to submit the Proposal pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"). If the Proposal is not intended to be presented under Rule 14a-8, the Company's By-Laws require that you satisfy specific timing and informational requirements in order to provide notice of proposals they intend to present at the Company's annual meeting, which your submissions do not satisfy. We will provide you with a copy of the Company's By-Laws upon request.

If your submissions are intended to be made pursuant to Rule 14a-8, we believe that they fail to satisfy the requirements of that rule. Rule 14a-8(a) defines a proposal as "your recommendation or requirement that the company and/or its board of directors take action, which you intend to present <u>at a meeting</u> of the company's shareholders" (emphasis supplied). In contrast, your submissions purport to present a matter for consideration at fifty meetings of the Company's shareowners. Your submissions also appear to violate Rule 14a-8(c), which is often referred to as the "one-proposal" rule. It states that "Each shareholder may submit no more than one proposal to a company <u>for a particular shareholders' meeting</u>" (emphasis supplied). As noted above, your submissions purport to present one proposal for "the years 2015 through 2063." As a result of your most recent submission, the Company is not able to determine whether you are submitting the Proposal for the Company's 2014 annual meeting of shareowners, or whether you are presenting the Proposal for a different meeting. If you intend to submit the Proposal pursuant to Rule 14a-8, to remedy the foregoing defect, you must indicate the particular shareowners' meeting for which you are submitting the Proposal (for example, is the Proposal submitted for the 2014 Annual Meeting of Shareowners, or for the annual meeting occurring in one of the subsequent years), and withdraw the Proposal as to the shareowner meetings occurring in the other years addressed in your submissions.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. Alternatively, you may transmit any response by facsimile to me at (203) 373-3079.

If you have any questions with respect to the foregoing, please contact me at (203) 373-2227. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Lori Zyskowski

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

Enclosure

Rule 14a-8 – Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

> (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.
>
> (2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:
>
>> (i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or
>>
>> (ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:
>>
>>> (A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments? Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

> (i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or
>
> (ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

Page 46 redacted for the following reason:

- -

*** FISMA & OMB Memorandum M-07-16 ***

GIBSON DUNN

EXHIBIT G

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Date: August 24, 2013, 12:55:47 PM EDT
To: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
"Zyskowski, Lori (GE, Corporate)"
<Lori.Zyskowski@ge.com<mailto:Lori.Zyskowski@ge.com>>,
"brackett.denniston@ge.com<mailto:brackett.denniston@ge.com>"
<brackett.denniston@ge.com<mailto:brackett.denniston@ge.com>>
Subject: Re: Martin Harangozo Cumulative Voting

Dear Ms Zyskowski,
I Martin Harangozo (the proponent) had received your letter dated August 9, 2013 and delivered by overnight mail.
The proposals the proponent submitted for the year 2014, and 2015 to 2063 are to be placed on the proxy for voting pursuant to rule 14a-8 as the proponent did for the proxy presented during the year 2013.
The proponent believes that one proposal for each year satisfies the rules requirement to present a recommendation "at a meeting" (emphasis received per your letter and supplied).
The proponent also believes that a proposal submitted for each of the mentioned years satisfies the rule "no more than one proposal to a company for a particular shareholders' meeting" (emphasis received per your letter and supplied).
If and only if the 2015 to 2063 proposals injure the 2014 proposal, the proponent is prepared to withdraw the 2015 to 2063 proposals at the pleasure of the SEC (the staff).
The staff has in the case of multiple proposals or late proposals permitted the company to omit the proposals from the proxy that violate the rules but leave the proposal that satisfies requirements intact without injury.
See (Harangozo available 2013) where the staff permitted the omission of the second proposal intended to be a backup proposal in the event the primary proposal was in some way deficient, yet concurred in the inclusion of the primary proposal that met the shareholder proposal rules.
In this regard there seems to be little danger to the 2014 proposal if the proponent submits a proposal for a year, the year 2015, and the year 2016 and in similar fashion to the year 2063.
Cumulative voting has been a proposal consistently supported by the staff to many companies and was made popular by the shareholder Evelyn Davis.
History's greatest business minds, Buffets mentor, Benjamin Grossbaum (birth name) have recommended cumulative voting in the book "Security Analysis".
The work of the proponent not only continues to "carry the torch" for this important proposal, but more effectively utilizes the opportunity to showcase the importance of the oversight cumulative voting brings by bringing oversight opportunities to the proposal consistent with the 500 word rule limits for the proposal.
In conclusion the proposal for 2014 and for 2015-2063 is pursuant to rule 14a-8.
If and only if the staff requires the withdrawal of the proposals for 2015 - 2063 to maintain survival of the 2014 proposal will the proponent withdraw the 2015 to 2063 proposals to save the life of the 2014 proposal.
Please confirm that this letter meets you within the 14 day time limit mentioned in your letter.
Kind regards
Martin Harangozo

GIBSON DUNN

EXHIBIT H

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

General Electric Company
3135 Easton Turnpike
Fairfield, CT 06828

T (203) 373-2227
F (203) 373-3079

lori.zyskowski@ge.com

September 19, 2013

VIA OVERNIGHT MAIL
Mr. Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Harangozo:

I am writing to respond to numerous emails that you have sent to me and to outside counsel of General Electric Company (the "Company") regarding your March 20, 2013 and July 30, 2013 submissions. In one of those emails, you have asked whether the Company timely received a response from you to the Company's letter dated August 9, 2013 and delivered to you by overnight delivery, notifying you that the Company believes your submissions fail to satisfy the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended ("Rule 14a-8"). The Company's August 9, 2013 letter states, "to remedy the foregoing defect, you must indicate the particular shareowners' meeting for which you are submitting the Proposal (for example, is the Proposal submitted for the 2014 Annual Meeting of Shareowners, or for the annual meeting occurring in one of the subsequent years), and withdraw the Proposal as to the shareowner meetings occurring in the other years addressed in your submissions." The Company has received an email from you asserting your belief that your submissions satisfy Rule 14a-8 and not agreeing to withdraw the Proposal as to more than one shareowners' meeting. Although you did not act in response to the Company's August 9, 2013 letter within 14 calendar days of your receipt of the letter, if you wish to submit the Proposal as to "a particular shareholders meeting" and withdraw it as to the future multiple shareowner meetings referenced in your submissions, the Company will not notify the SEC staff that it intends to exclude your Proposal from its 2014 annual meeting of shareowners on the basis that your submissions do not relate to a particular meeting (although we reserve the right to challenge the Proposal on other bases), so long as you send your response confirming such withdrawal within seven calendar days of your receipt of this letter.

More generally, please note that Rule 14a-8 and interpretations by the staff of the Securities and Exchange Commission ("SEC") under Rule 14a-8 specify the timing and content of certain notices that a company may be required to provide to persons who have sought to submit a proposal for a particular shareowners' meeting pursuant to that rule. The Company will provide such notices and information to such persons when and as appropriate under Rule 14a-8. The Company has no obligation to provide additional information or respond to other inquiries regarding a submission, such as those set forth in your various emails. Over the course of the last proxy season, we have had numerous telephone conversations, and we met in person at the Company's 2013 annual meeting of shareowners. I have gone above and beyond all legal requirements in responding to your numerous requests and emails. Given that these discussions have not been fruitful and we have limited resources, I do not believe that expending additional Company resources on your requests outside of relevant legal requirements will be beneficial to the Company's shareowners.

The SEC staff has advised that to confirm a company's receipt of information, "A shareholder proponent is encouraged to submit a proposal or a response to a notice of defects by a means that allows him or her to determine when the proposal or response was received by the company, such as by facsimile." Similarly, the SEC Staff has stated, "A shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices." I encourage you to heed this advice if you wish to confirm the receipt of any correspondence from you to the Company.

Sincerely,

Lori Zyskowski
Executive Counsel
Corporate, Securities & Finance

GIBSON DUNN

EXHIBIT I

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, November 12, 2013 2:57 PM
To: Martin Harangozo FISMA & OMB Memorandum M-07-16 Zyskowski, Lori (GE, Corporate); Denniston, Brackett (GE, Corporate); ShareholderProposals@sec.gov
Subject: Re: Martin Harangozo Cumulative Voting

Lori, Brackett,

As a reference, the cumulative voting shareholder proposal submitted below is to be placed on the GE 2014 proxy statement per SEC rule 14a-8. The same goes for the proposals submitted for the years 2015 to 2063.

Thank you again for your March 25 e-mail confirming that I am first in line for cumulative voting for 2014.

All the best.

Kind regards

-Martin Harangozo

On Wednesday, September 18, 2013 4:18 PM, Martin Harangozo FISMA & OMB Memorandum M-07-16 wrote:

----- Forwarded Message -----

From: Martin Harangozo FISMA & OMB Memorandum M-07-16 ***
To: "RMueller@gibsondunn.com" <RMueller@gibsondunn.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "brackett.denniston@ge.com" <brackett.denniston@ge.com>
Sent: Wednesday, September 18, 2013 4:08 PM
Subject: Fw: Martin Harangozo Cumulative Voting

Mr. Mueller,

You had previously requested data from me to resolve span questions (see below). I have sent the letter below your data request to Lori Zyskowski. I have not received a response from her. Also, she has not returned my phone call made approximately August 11. Do you know if she is still with GE?

I need the following information.

1) Confirmation that the company received my August 24 E-mail.
2) Confirmation that the company received the e-mail in time to be effective regarding her letter to me.

Can you advise if this has happened or clear up any span question?

Kind regards

-Martin Harangozo

From: "Mueller, Ronald O." <RMueller@gibsondunn.com>
To: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 10, 2013 12:39 PM
Subject: RE: General Electric - M. Harangozo

Mr. Harangozo: The SEC staff contacted me and asked if we were going to address your revised proposal submitted on December 21. Unfortunately, your email did not reach me and did not reach any addressees at the company (I believe when you submitted your original proposal it was also lodged in the Company's spam filters so that may have happened to both them and me, and my spam filter purges messages after 2 weeks). I would appreciate if you could resend me a copy of the materials you submitted to the SEC Staff.

Thank you and kind regards, Ron Mueller

Ronald O. Mueller

GIBSON DUNN

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W., Washington, DC 20036-5306
Tel +1 202.955.8671 • Fax +1 202.530.9569
RMueller@gibsondunn.com • www.gibsondunn.com

GIBSON DUNN

EXHIBIT J

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: +1 202.955.8671
Fax: +1 202.530.9569
RMueller@gibsondunn.com

November 26, 2013

VIA OVERNIGHT MAIL
Mr. Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Harangozo:

I am writing on behalf of our client, General Electric Company (the "Company"), which has received the following shareowner proposals pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2014 Annual Meeting of Shareowners:

- A proposal you submitted entitled "Cumulative Voting" (received March 20, 2013);
- A proposal regarding exploring the sale of the Company, which the Company received on November 12, 2013 from Robert Fredrich; and
- A proposal regarding the storage of irradiated fuel rods, which the Company received on November 12, 2013 from Neal Renn.

The Company believes that you are the proponent (the "Proponent") of the three proposals listed above. In light of receiving your proposals from Messrs. Fredrich and Renn, the Company reviewed certain earlier received proposals and believes that you also are the Proponent of the following three additional proposals that the Company has received:

- A proposal entitled "Performance for Life" which the Company received on March 17, 2013 from Tim Roberts;
- A proposal entitled "Shareholder Elected Candidates," which the Company received on September 16, 2013 from James Jensen; and
- A proposal regarding executive compensation, which the Company received on November 1, 2013 from Donald Gilson.

SEC Rule 14a-8(c) provides that a shareowner may submit no more than one proposal to a company for a particular shareowners' meeting. The submission of more than one shareowner proposal by or on behalf of a shareowner is not permitted under Rule 14a-8(c). You can correct this procedural deficiency by indicating which one of the foregoing proposals you intend to be submitted pursuant to Rule 14a-8 and which proposals you would like to withdraw.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Gibson, Dunn & Crutcher LLP, 1050 Connecticut Ave., N.W., Washington, D.C. 20036. Alternatively, you may transmit any response by facsimile to me at (202) 530-9569.

If you have any questions with respect to the foregoing, please contact me at (202) 955-8671. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

Ronald O. Mueller

cc: Robert Fredrich
Neal Renn
Tim Roberts
James Jensen
Donald Gilson

Enclosure

101634873.3

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
Sent: Monday, December 09, 2013 12:57 PM
To: rmueller@gibsondunn.com; Zyskowski, Lori (GE, Corporate); Denniston, Brackett (GE, Corporate)
Subject: Martin Harangozo response to 11-26-2013 letter

Mr. Ronald O. Mueller
Gibson, Dunn, & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Dear Mr. Mueller

I have received your letter dated November 26, 2013.
I am not the proponent for proposals others submitted.
Kind regards
-Martin Harangozo

cc: Lori Zyskowski
Brackett Denniston

GIBSON DUNN

EXHIBIT K

From: Martin Harangozo *** FISMA & OMB Memorandum M-07-16 ***
To: "brackett.denniston@ge.com" <brackett.denniston@ge.com>
Cc: "trevor.shauenberg@ge.com" <trevor.shauenberg@ge.com>; "joanne.morris@ge.com" <joanne.morris@ge.com>; "Jamie.miller@ge.com" <Jamie.miller@ge.com>; "jessica.holscott@ge.com" <jessica.holscott@ge.com>; "keith.connors@ge.com" <keith.connors@ge.com>; "vikas.anand@ge.com" <vikas.anand@ge.com>; "satyen.shah@ge.com" <satyen.shah@ge.com>; "gerritschneider@ge.com" <gerritschneider@ge.com>; "elizabeth.seibert@ge.com" <elizabeth.seibert@ge.com>; "irene.mcgeachy@ge.com" <irene.mcgeachy@ge.com>; "lori.zyskowski@ge.com" <lori.zyskowski@ge.com>; "jessica.oster@ge.com" <jessica.oster@ge.com>; "eliza.fraser@ge.com" <eliza.fraser@ge.com>; "sarah.wax@ge.com" <sarah.wax@ge.com>
Sent: Wednesday, November 14, 2012 9:05 AM
Subject: to Brackett Denniston (shareholder proposal)

Please forward to Mr. Brackett Denniston

Secretary
General Electric Company
3135 Easton Turnpike
Fairfield Connecticut
06828

Dear Mr. Denniston;

Please include the below 467 word shareholder proposal in the proxy for presentation at the 2013 shareholder meeting. A sufficient portion of my shares are held with the company to submit a shareholder proposal. Please confirm this. I will hold this portion at minimum until the 2013 shareholder meeting concludes.
In the spirit of ecomagination, I send this electronically instead of by paper mail. I also provide my identification details

Martin Harangozo

*** FISMA & OMB Memorandum M-07-16 ***

Whereas

One dollar growing seven point two percent during Christ crucifixion would grow to one with sixty zeros, three zeros for each hundred years. Divided by ten billion people would give each one dollar with fifty zeros, much more money than a trillion times Warren Buffets wealth.

The survivorship market grew over ten percent reinvesting dividends over hundred years. Rabbits can compound from two to hundred in one year or five thousand percent. Notwithstanding growth opportunities five thousand children starve daily.

Civil war pensioners enjoy pensions hundred years following war. Contributions keep General Electric pension fund solvent. Can contributions continue hundred years? History provides concerns and answers.

Company Kongo Gumi thrived fourteen hundred years only to succumb to debt and fail teaching earnings with debt is analogous to cheese on a mousetrap with the spring ready to kill any time. Thirty original Dow companies subtract one failed, experiencing three critical business phases, above average growth, below average growth, failure. During Bethlehem Steel bankruptcy, employees lost health benefits addressing Pneumonoultramicroscopicsilicovolcanokoniosis, and, employees pensions vanished . Notwithstanding General Electric decade long nine one one references, Jeffrey Reeves teaches Investor place October thirty twenty ten the largest debt free companies grew two hundred thirty three percent in five years while the market declined three percent http://investorplace.com/2010/10/debt-free-companies-with-great-returns/. General Electric loaded with debt in two thousand proxy mentions hundred forty eight dollar stock producing trillion dollar valuation. Awe sugar! Stock falls below six losing half trillion. Protected dividends mostly vanish. Trillion dollar milestone is approached closest by debt free Apple. Supreme sustainability eliminates debt thereby bolstering dividend integrity.

One dollar indexed September six two thousand one before General Electric succession becomes dollar thirty eleven years later. With General Electric fifty three cents. Globally indexing earnings beyond dividends liability free from General Electric creates holding that systematically without human error or bias selects and culls companies solely on their capitalization ensuring survivorship. This has more fiduciary responsibility then trading General Electric losing billions.

Debt free indexing will Control Poke a Yoke General Electric benefiting pensioners, shareholders, employees, suppliers, governments even the world.

Shareholders must act now to correct General Electric so called outperformance polarity, raise performance to market average or better yet the very frothy debt free performance, avoid the Bethlehem Steel demise, perpetually grow. Shareholder failure to jump supports the original Dow thirty trend to disappointment.

History again teaches greatest economies result from leaders earning responsibility via election choices not entitled appointments. Shareholders previously supported victory for candidates they choose. Clearly presidential elections where citizens vote for, against, or abstain only for the incumbent would lack purpose.

Supporting statements avoid recommending ordinary business rather highlight opportunity, harvesting mechanisms, responsibility, and dangerous pitfalls begging attention and freshened oversight.

This proposal recommends the proxy features at minimum two candidates for each available board seat.